

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 28, 2010

Gary S. Ohlbaum
Chief Executive Officer
Global Gate Property Corp.
2519 East Kentucky Avenue
Denver, CO 80209

> **Re: Global Gate Property Corp.**
> **Form 8-K**
> **Filed October 25, 2010**
> **Form 10-Q for Quarterly Period Ended**
> **September 30, 2010**
> **Filed November 22, 2010**
> **File No. 000-53220**

Dear Mr. Ohlbaum:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K filed October 25, 2010

1.   We note you disclose that you have not provided the financial statements of Macoy Capital Partners, Inc. as they do not meet the requisite significance levels. Please provide us with details of your significance test calculations. Reference is made to Rules 8-04 and 8-05 of Regulation S-X.

Form 10-Q for the quarterly period ended September 30, 2010

General

2.   We note your disclosure at Note 5 regarding the restatement of your financial statements. Please tell us how you determined it was not necessary to file amendments for any previously filed Form 10-K and Form 10-Q. Further, please tell us how you have complied with Item 4.02 of Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3438 if you have questions.

                                        Sincerely,

                                        Robert Telewicz
                                        Senior Staff Accountant